 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES $80 MILLION NON-CORE ASSET SALE

CALGARY, ALBERTA (December 5, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce that it has entered into an agreement with a TSX-listed issuer to sell certain non-core assets in the greater Harmattan area of Alberta for $80 million (before customary closing adjustments). The transaction is expected to close prior to December 31, 2016, with an effective date of December 1, 2016.

The $80 million purchase price will be payable $65 million in cash and $15 million in a vendor take back loan (“VTB Loan”) bearing interest at 10% per annum and secured by a first lien charge against the assets being sold. The terms of the VTB Loan will also provide that a minimum of 50% of the net operating income from the assets sold will be earmarked for principal repayment on a quarterly basis, together with accrued interest. The VTB Loan will have a 2 year maturity date, and no prepayment penalties.

TRANSACTION DETAILS

The Harmattan asset sale includes all production volumes and acreage in the Company’s southern Harmattan area. Details of the transaction and notable metrics include:

Transaction Details:
Total consideration(1)	$80 million ($65 million cash / $15 million VTB Loan)
Third quarter 2016 average production(2)	3,076 boe/d (58% liquids)
2016 estimated net operating income(3)	$9.3 million
Proved reserves(4)	12.1 mmboe
Proved plus Probable reserves(4)	22.1 mmboe

Transaction Metrics:
Production	$26,008/boe/d
Net operating income multiple	8.6x
Proved reserves	$6.59/boe
Proved plus probable reserves	$3.62/boe

Notes

(1)	Before customary closing adjustments.
(2)	Average third quarter 2016 field level production volumes.
(3)	Based on annualized nine month net operating income achieved from January through September 2016.
(4)	Reserves at December 31, 2015 as estimated by Sproule Associates Limited. Reserves refer to “Working interest” meaning Bellatrix’s working interest (operated or non-operated) share before deduction of royalties. Also referred to as “Gross” reserves under National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

STRATEGIC RATIONALE

The Harmattan asset sale will further simplify the Company’s asset portfolio and is expected to allow the Company to reduce outstanding bank debt to approximately $30 million at December 31, 2016 (excluding letters of credit). Bellatrix is well positioned to replace the production, cash flow, and reserves associated with the Harmattan asset sale from continued development of its low cost Spirit River play, which is supported by strategic infrastructure ownership and operatorship.

The Spirit River play delivers superior rates of return and competes as one of the lowest cost natural gas plays in North America. Bellatrix maintains industry leading efficiencies, spud to on-stream times, and capital costs within the Spirit River formation, which will comprise approximately 60% of total corporate production following the completion of the Harmattan asset sale. With a dominant acreage position in the greater Ferrier, Willesden Green, Pembina, and Strachan areas of Alberta containing 393 net drilling locations in the Spirit River play, Bellatrix maintains more than 12 years of accelerated and profitable growth potential from this formation. Additionally, Bellatrix retains decades of incremental multi-zone potential in both oil and liquids rich natural gas weighted hydrocarbon charged zones including, but not limited to, the Cardium, Viking, Belly River, Lower Mannville, Rock Creek, Second White Specks and Duvernay formations. The multi-zone nature of the Deep Basin provides the ability to proactively adjust capital investment to either oil or natural gas weighted projects focused on delivering the highest return and value for shareholders.

Bellatrix plans on releasing its initial 2017 capital budget and guidance in January 2017 following completion of the Harmattan asset sale, with a continued emphasis on profitable and sustainable per share growth, and proactive capital resource management.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

FORWARD LOOKING STATEMENTS

Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "forecast", "believe", "expect", "position", "maintain", "continue", "plan", "future", "estimate", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning the anticipated closing date of the Harmattan asset sale, management’s expectation that the Harmattan asset sale with further simplify the Company’s asset portfolio and allow the Company to reduce outstanding bank debt to approximately $30 million at December 31, 2016 (excluding letters of credit); management’s expectation that Bellatrix is well positioned to replace the production, cash flow and reserves associated with the Harmattan asset sale from continued development of its low cost Spirit River play, and the belief that the Spirit River play is supported by strategic infrastructure ownership and operatorship; management’s belief that the Spirit River play delivers superior rates of return and competes as one of the lowest cost natural gas plays in North America; management’s belief that the Company maintains industry leading efficiencies, spud to on-stream times, and capital costs within the Spirit River formation, and that the Spirit River play will comprise approximately 60% of total corporate production following the completion of the Harmattan asset sale; management’s belief that the Company holds a dominant acreage position in the greater Ferrier, Willesden Green, Pembina, and Strachan areas of Alberta containing 393 net drilling locations in the Spirit River play, and that the Company maintains more than 12 years of accelerated and profitable growth potential from this formation; management’s belief that the Company retains decades of incremental multi-zone potential in both oil and liquids rich natural gas weighted hydrocarbon charged zones including, but not limited to, the Cardium, Viking, Belly River, Lower Mannville, Rock Creek, Second White Specks and Duvernay formations; management’s belief that the multi-zone nature of the Deep Basin provides the ability to proactively adjust capital investment to either oil or natural gas weighted projects focused on delivering the highest return and value for shareholders; and management’s expectation that the Company plans on releasing its initial 2017 capital budget and guidance in January 2017 following completion of the Harmattan asset sale, and that such budget and guidance will have a continued emphasis on profitable and sustainable per share growth, and proactive capital resource management.

To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit, the risk that Bellatrix is unable to complete acquisitions or dispositions as anticipated, and any inability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the continued availability of funds under the Credit Facilities; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; the ability to complete acquisition and dispositions as currently anticipated; the ability to obtain the necessary funds through acquisition, disposition or financing activities in order to repay amounts outstanding under the Bellatrix's debt obligations when due; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2015) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

DRILLING LOCATIONS

This press release discloses drilling locations in three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations are sometimes collectively referred to as “booked locations”, are derived from Bellatrix’s most recent independent reserves evaluation and account for drilling locations that have associated proved + probable reserves or probable-only reserves, as applicable. Unbooked locations as disclosed herein have been identified by management as an estimation of the Company's multi-year drilling activities using information including evaluation of applicable geologic, seismic, engineering, production, pricing assumptions and reserves information. There is no certainty that Bellatrix will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Bellatrix actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While the majority of Bellatrix's unbooked locations are extensions or infills of the drilling patterns already recognized by the Company's independent qualified reserves evaluator, other unbooked drilling locations are farther away from existing wells where management may have less information about the characteristics of the reservoir and therefore there may be more uncertainty whether wells will be drilled in such locations and if drilled there may be more uncertainty that such wells will result in additional oil and gas reserves, resources or production.